[Letterhead of Bracewell & Giuliani LLP]
September 19, 2005
By EDGAR and by Facsimile (202) 772-9220
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Mr. Yong Choi Division of Corporation Finance

Re:	LL&E Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”)
Dear Mr. Choi:
Thank you for your letter dated September 7, 2005 regarding the above-referenced filing. We appreciate the Staff’s review. The following responses are based on information furnished to us by the Trust’s independent petroleum engineers, and are numbered to correspond to the Staff’s comments.
1. You note that Rule 4-10(a) of Regulation S-X provides that additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
     The Jay Field has been producing under an installed injection improved recovery program, which has confirmed increased recovery through production response, for decades. The Jay Field improved recovery through water flooding was initiated in March 1974, and was followed by a positive production response. Nitrogen injection began in December 1981 utilizing a water-alternating-gas program, which also resulted in a positive production response. Consequently, the estimated future net revenues were calculated in accordance with the definition of “proved developed reserves” in Rule 4-10(a).
     After further discussions with the Trust’s independent petroleum engineers, we confirm that you may ignore the reference to the replacement wells described in our letter of August 26,

2005. We are advised that the increase in estimated future net revenues resulted solely from the increases to the water and nitrogen injection volumes described in our letter of August 26, 2005. Our earlier mention of replacement wells was related to our understanding of the operator’s decision to completely replace a few problematic and leaking injection wells rather than perform expensive casing repairs or other remedial action. We apologize for the confusion.
2. The Trust classified the reserves attributed to the South Pass 89 C-11 well as proved undeveloped reserves because the U-1 reservoir at that location was proven productive by the drilling of the C-1, C-2, C-3, C-4ST, C-6, C-8 and C-10 wells. Marathon, the operator of South Pass 89, provided assurances to Burlington Resources, as the working interest owner, which in turn provided assurances to Miller and Lents, the Trust's independent petroleum engineering firm, that the well would be drilled as a replacement for the C-3 producing well, which had failed in March 1994 after producing approximately 2.7 BCFE from the U-1 reservoir.
3. As you note, and as disclosed on page 42 of the referenced filing, the Trust Agreement provides that the Trust will terminate in the event that the net revenues fall below $5 million for two successive years. Assuming prices current as of September 30, 2004, which is the date of the most recent reserve report, Miller and Lents does not project that the net revenues to the Trust will fall below $5 million for any two consecutive years through 2024, which is as far as the Trust model currently projects. Consequently, in response to your comment, we propose that if the model ever does project that the net revenues will fall below $5 million for two successive years, we will include disclosure of that fact in the relevant SEC filing.

     If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122. My firm acts as counsel to the Trustee in this matter, and again, we appreciate the Staff’s review.

Very truly yours, Bracewell & Giuliani LLP
/s/ Thomas W. Adkins

Thomas W. Adkins

Copies:	Mr. Mike Ulrich JPMorgan Chase Bank, N.A. Institutional Trust Services Mr. Carl Richard Miller and Lents, Ltd. Ms. Lynne A. Lamkin KPMG

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